                             February 12, 2015

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jay Ingram

Re: The Chemours Company, LLC

Form 10-12B

Filed December 18, 2014

File No. 001-36794

Dear Mr. Ingram:

On behalf of The Chemours Company, LLC (the “Company” or “Chemours”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 14, 2015 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10, File No. 001-36794, filed on December 18, 2014 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Registration Statement and Information Statement.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated February 12, 2015.

General

1.	Your parent DuPont stated in its letter to us dated April 13, 2012 that its subsidiaries sold products, including titanium dioxide, into Iran and Syria. You state on page 53 and elsewhere that you operate in Latin America and EMEA, regions that can be understood to include Cuba and Sudan. Cuba, Iran, Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not discuss in the Form 10 contacts with Cuba, Iran, Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Iran, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Iran, Sudan and Syria or entities they control.

In response to the Staff’s comment, the Company respectfully submits that, during the relevant periods covered by the financial statements in the Registration Statement, the Company has no interactions with Cuba, Iran and Sudan and there are no material interactions with Syria. Chemours sales to customers in Syria totaled approximately $0.04 million in 2012 and $0.1 million in 2011. There were no sales in Syria in 2013 or 2014 and there are no plans for future sales in Syria.

In addition, Chemours does not have any employees or direct or indirect consolidated subsidiaries in Syria. The Company does not have any properties or facilities in Syria. As allowed under the U.S. trade laws, Chemours does use regional third party agents and attorneys to protect its intellectual property rights.

Chemours complies with all applicable multinational and national laws and regulations governing cross-border trade, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) and the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”). Chemours through its parent company, DuPont, has an extensive compliance program covering all consolidated subsidiaries, both foreign and domestic, in order to (1) ensure compliance with laws regarding trade and investment, and (2) balance the Company’s business opportunities against economic risks and foreign policy initiatives and concerns. The program includes a DuPont Code of Conduct which contains a policy on trade with potentially sensitive countries that addresses, among many issues, restrictions on trade.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

In response to the Staff’s comment, the Company refers the Staff to our response to Comment 1 of the Comment Letter. The Company has no interactions with Cuba, Iran and Sudan and there are no material interactions with Syria.

Exhibit 99.1

Information Statement Summary, page 1

3.	Please revise your summary to ensure that it is a balanced presentation of your company, including the risks faced by your company, rather than a discussion of only your competitive strengths. In this regard, we note that you do not provide a substantive discussion of the $1.043 billion in potential environmental liabilities that you face, as disclosed on page 69, the extent of the debt that you will be taking on, nor the size of the cash distribution you will be making to DuPont, partially funded by that debt.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 9.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Our Strengths, page 2

Strong Cash Flow Generation, page 5

4.	It appears that your discussion of your operating cash flows should be tempered with disclosure of the fact that your cash flows have been declining since 2011, including the nine months ended September 30, 2014.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 75.

Questions and Answers about the Separation and the Distribution, page 10

What are the reasons for the separation? page 10

5.	Please reconcile your statement in the final bullet point under this question that the separation will allow Chemours to attract capital that would be otherwise unavailable with your publicly disclosed intent to target a debt rating of BB for Chemours, which is much lower than DuPont’s current debt rating.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 36.

Risk Factors, page 19

Risks Related to Our Business, page 19

Changes in government policies and laws and certain geopolitical conditions and activities could ... page 20

6.	Please revise to provide a more narrowly tailored discussion of the risks posed to your business by your international sales in light of the markets that you are currently active in, as well as risks posed by those in which you are seeking to expand your operations. Where appropriate, please also provide a discussion of the risks that you currently face by virtue of your international properties and operations.

In response to the Staff’s comment, the Company has revised its risk factor on page 20.

Our reported results could be adversely affected by currency exchange rates and currency devaluation ... page 20

7.	Please expand your discussion to address the risks you may face if the American dollar weakens, as well as those you face if it strengthens.

In response to the Staff’s comment, the Company has revised its risk factor on page 20.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

We supplementally and respectfully advise the Staff that the Company has disclosed the material risk to its business, which relates to the U.S. dollar strengthening. Based on the structure of the Company’s business, it is our view that weakening of the U.S. dollar does not present a material risk to the Company.

We are subject to extensive environmental, health and safety laws and regulations that may result ... page 21

8.	Please expand your discussion to discuss the specific laws and regulations that materially impact your business and the risks that they pose. For example, we note that on pages 68, F-31 and F-50 you discuss the effects of CERCLA on your company, but you do not provide any discussion of the risks it poses here.

In response to the Staff’s comment, the Company has revised its risk factor on page 21.

Risks Related to the Separation, page 26

9.	Please include a risk factor discussing the impact of the various costs associated with the separation on your company, including the cash distribution to DuPont.

In response to the Staff’s comment, the Company has included an additional risk factor under the caption “Risks Related to the Separation” on page 31.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent ... page 30

10.	Please revise to provide greater disclosure regarding the nature of the contracts that are the subject of this risk factor so that your shareholders may have a better understanding of their importance to your business. Please provide similar revisions to your discussion of contracts that you share with DuPont on page 124.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the above-referenced information and will identify material categories of contracts to be reflected in the disclosure and provide this information in a subsequent pre-effective amendment to the Registration Statement. If, upon further assessment we determine that this is not a material risk to our business, we will remove this risk factor in a subsequent pre-effective amendment to this Registration Statement.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Your percentage of ownership in us may be diluted in the future, page 32

11.	You state here that your employees may convert their DuPont stock options, in whole or in part, to your stock options. Please provide disclosure, where appropriate, addressing the rights of holders of outstanding options in DuPont stock in relation to the distribution and in Chemours stock. If shares of Chemours stock will be issuable upon exercise of currently outstanding options, please disclose the amount of shares so issuable. Please refer to Item 201(a)(2)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the above-referenced information. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.

The Distribution, page 36

Conditions to the Distribution, page 40

12.	You state that certain of the conditions to the distribution may be waived by DuPont under the Separation Agreement. Please revise to indicate which of the conditions may be waived, and what notice will be given if a material condition is waived, amended, or modified, or if the spinoff is abandoned.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “The Distribution — Conditions to the Distribution” on page 40.

We supplementally inform the Staff that if the Board of Directors of DuPont chooses to waive any condition prior to the effectiveness of the Form 10 and the result of such waiver would be material to DuPont and our shareholders, we will file a pre-effective amendment to the Form 10 to revise the disclosure in the Information Statement accordingly. In the event DuPont waives a condition after the Form 10 becomes effective and such change is material to DuPont’s shareholders, we and DuPont would communicate such change to DuPont’s shareholders by a means believed to be reasonably designed to communicate such change to DuPont’s and our shareholders, such as by each of DuPont and us filing a Form 8-K describing the change, or if we and DuPont deem necessary, by amending the Information Statement that forms a part of the Form 10 and providing such amended information to DuPont’s and our shareholders, as applicable.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Unaudited Pro Forma Combined Financial Statements, page 44

13.	We note that you have not completed your pro forma financial information. We remind you that once you have provided complete pro forma financial information, we will need sufficient time to review such information and may have additional comments. We also remind you that you must clearly communicate the nature and amount of each adjustment being made and ensure your disclosures provide sufficient information for a reader to understand how you calculated each adjustment amount. In this regard, it appears that most of your footnotes may need to be significantly expanded. The following, while not an all-inclusive list, should also be addressed:

•	Ensure that your footnotes provide sufficient information regarding the terms of the Separation Agreement, Tax Matters Agreement, Employee Matters Agreement and other commercial agreements to support any related pro forma adjustments;

•	On page 125 you discuss a Cash True-Up component of the Separation Agreement. Please expand your disclosure to discuss the nature of this component and how it will impact your pro forma financial statements. In this regard, it does not appear that you have provided a pro forma cash adjustment related to this item. Please advise or revise your pro formas accordingly;

•	Tell us supplementally and revise your pro formas to explain why the assets and liabilities referred to in footnote (A) as well as the net benefit plan liabilities referred to in footnote (O) were not included in your historical financial statements;

•	Please ensure that all adjustments are factually supportable. In this regard, we specifically refer your to the adjustments noted in footnotes (F) and (G);

•	Ensure footnote (K) provides sufficient information to understand how the stock options and restricted stock awards reflected in diluted earnings per share were determined; and

•	We note that footnote (G) refers to footnote (X) but it does not appear such footnote exists.

The Company acknowledges the Staff’s comments and will complete the pro forma financial information and expand any and all footnotes to the pro forma financial information, including any cash related items in the Separation Agreement, when items are factually supportable. We acknowledge that the Staff will need adequate time to review and comment further. We will describe fully any stock compensation plans the company may have when completed, and the impact to earnings per share calculations. The assets and liabilities referred to in footnote (A) could potentially arise as operations at shared sites are physically separated. We do not expect

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

amounts, if any, to be material. There are no Chemours specific defined benefit pension or postretirement benefit plans (Plans) established as of the filing of this amendment. To the extent that Chemours employees participate in DuPont Plans, expenses have been included in the audited Combined Financial Statements. Footnote (O) refers to net liabilities associated with employee benefit plans to be established specifically for Chemours. References to footnote (X) have been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

14.	Your MD&A contains minimal disclosure on prospective developments and strategies. While you include passing descriptions of management’s expectations regarding various topics in the Business portion following MD&A, you do not give a comprehensive indication of management’s views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. We note, for example, that while prices for titanium dioxide have decreased progressively since the end of fiscal 2012, and you state on page 58 that titanium dioxide price decreases in 2013 were the result of destocking and weak economic growth in the second half of 2012, you do not discuss management’s expectations regarding titanium dioxide prices in fiscal 2015. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 59.

15.	To help a reader better understand your costs, please expand your MD&A to provide a discussion of the significant costs comprising your cost of goods sold, including quantifying the percentage of the total costs attributed to raw materials, energy costs, and any other significant costs. In this regard, we note your risk factor on page 20 which indicates that energy and raw materials may significantly impact your operations from period to period. In your discussion you may also refer the reader to your narrative with respect to raw materials on pages 82, 90, and 94. Refer to Item 303(a)(3)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 53.

16.	In light of the negative trend in net sales due to declines in selling prices, principally in your titanium technologies and fluoroproducts segments, during the nine months ended September 30, 2014 and the year ended December 31, 2013, please more fully discuss the specific facts and circumstances surrounding the declines in selling prices, any measures you are taking to address such declines, and your expectations regarding future sales trends in your titanium technologies and fluoroproducts segments. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

In response to the Staff’s comment, the Company has revised its disclosure on page 59.

17.	We note your risk factor on page 20 related to the fact that due to your international operations, you transact in many foreign currencies and are subject to the effects of changes in foreign currency exchange rates. As such, your reported results could be adversely affected by currency changes and currency devaluation could impair your competitiveness. Please fully expand your discussion of results of operations on a consolidated and segment basis to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations and address whether any currency devaluations during the periods presented have impacted your competitiveness.

The Company acknowledges the staff’s comment regarding our risk factor relating to the impact of currency changes on our results and we have amended our risk factor at page 20 to further describe potential impacts to our business. In the financial statements included in the Information Statement, there has not been a significant impact to our results in the periods presented. The Company will include a discussion of the impacts of currency on our results of operation to the extent they are expected to have a material impact on our results of operations in future periods.

Nine Months Ended September 30, 2014 compared to Nine Months Ended September 30, 2013, page 53

18.	You indicate that net sales decreased 6% due in part to a portfolio change involving a customer’s election to exercise a buy-out option of a supply contract and related aniline facility at the end of 2013. However, we do not see a discussion of this customer’s election as it relates to its impact on your 2013 results. Please advise or revise your disclosures accordingly. Please also clarify whether this customer’s election impacted your cost of goods sold and/or your income before income taxes. Finally, address this comment in your discussion of Chemical Solutions on page 60.

The Company acknowledges the Staff’s comments regarding the impact on 2013 results of a customer’s exercise of a buyout option. The option exercise took place on December 31, 2013 with no impact on Sales or Cost of Goods Sold in 2013. At the time of the transaction Chemours recorded a gain of $1 million. As discussed in our MD&A, through the first nine months of 2014, sales in our Chemical Solutions segment declined 17% as a result of this transfer.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Income Taxes, page 55

19.	You state that the reduction in the tax provision during the nine months ended September 30, 2014 from the nine months ended September 30, 2013 was “due primarily to a decrease in earnings.” However, it does not appear to us that earnings decreased. Please advise or revise your disclosure as appropriate. Additionally, please more fully describe the tax accounting method change that resulted in the decrease in the effective tax rate in 2014 compared to 2013.

In response to the Staff’s comment, the Company has revised its disclosure on page 55.

Segment Reviews, page 58

20.	You define your segment measure, adjusted EBIT, as income (loss) before taxes excluding non-operating pension and other postretirement employee benefits, exchange gains (losses) and corporate expenses. Please clarify what you mean by “non-operating” and whether this refers to both your pension benefits and your other postretirement employee benefits or just your pension benefits. Address this comment as it relates to your disclosure on page F-34.

In response to the Staff’s comment, the Company has revised its disclosures on pages 58 and F-34.

Fluoroproducts, page 59

21.	Please expand your disclosures to address the underlying reasons for the changes in price and volume for the nine months ended 2014 versus 2013 and 2013 versus 2012.

In response to the Staff’s comment, the Company has revised its disclosure on page 60.

Liquidity & Capital Resources, page 61

22.	Please revise your disclosure to include a discussion of how the separation will affect your liquidity and capital resources. Please refer to Item 303(a)(1) and Item 303(a)(2)(ii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s capital structure, including the amount and structure of any third party indebtedness to be incurred, is still being finalized. Once the capital structure is confirmed, we will revise the disclosure in this section to reflect such structure. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

23.	At the top of page 62 you state that your management expects 2014 purchases of property, plant and equipment to be approximately $570 million. Where appropriate, please include a discussion of your material commitments for capital expenditures at the end of 2014, including the general purpose of these commitments. Please refer to Item 303(a)(2)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of the end of 2014 the Company had no material commitments for capital expenditures. See also the Company’s response to the Staff’s Comment 4 included herein, and our revised disclosures on pages 5 and 75.

24.	You indicate that the primary source of your liquidity is cash flows from operations. Please address the fact that there has been a significant negative trend in your cash flows from operations since 2011 which has continued through the nine months ended September 30, 2014.

In response to the Staff’s comment, the Company has revised its disclosure on page 62.

25.	Please address the liquidity implications of (i) your intention to pay dividends in the third quarter of 2015 and (2) the debt you will incur in order to fund the cash dividend to DuPont.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s capital structure, including the amount and structure of any third party indebtedness to be incurred, is still being finalized. Once the capital structure is confirmed, we will revise the disclosure in this section to reflect such structure. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.

Cash Flows, page 61

26.	You indicate that cash provided by operating activities decreased $255 million for the nine months ended September 31, 2014 compared to the same period in 2013 primarily due to increased payments of trade accounts payable for raw materials. Please address why this increase in raw material costs does not appear to have impacted your inventory and/or gross margin.

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the reduction in cash provided by operating activities resulting from net working capital changes relating to inventory and trade account payables for raw materials was

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

not reflective of raw material price increases, but rather, was mainly a result of changes in timing and amount of ore purchased, in line with the need to ensure access to raw materials to meet expected demand and use of different grades of ores to optimize the Company’s cost position.

27.	You indicate that cash provided by operating activities decreased $592 million in 2013 compared to 2012 due to lower cash from earnings. It appears that you had material changes in working capital items that should be addressed.

In response to the Staff’s comment, the Company has revised its disclosure on page 62.

Accounting Estimates, page 63

Valuation of Assets, page 64

28.	Please expand your disclosure to address the level at which you evaluate the recoverability of property, plant, and equipment.

In response to the Staff’s comment, the Company has revised its disclosure on pages 64 and F-12.

Remediation Accrual, page 68

29.	You indicate that there is considerable uncertainty with respect to your remediation accrual and that management estimates that the possible liability may range up to 3.5 times the amount accrued at September 30, 2014 and December 31, 2013. Please revise to disclose the dollar amount of this possible liability. Please address this comment as it relates to your disclosures on page F-31.

In response to the Staff’s comment, the Company has revised its disclosures on pages 70, F-32 and F-51.

Pompton Lakes, page 69

30.

Your last sentence under this caption states, “Based on existing facts and circumstances, management does not believe that any loss, in excess of amounts accrued, related to remediation activities at any individual site, other than disclosed, will have a material impact on the financial position, liquidity or results of operations of Chemours.” Please clarify what this statement relates to. In this regard, we note your discussion of Pompton Lakes refers to “a site” in

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Pompton Lakes, New Jersey and your disclosure under the Remediation Accrual caption indicates that there is considerable uncertainty and that the possible liability related to your remediation costs may range up to 3.5 times the amount accrued.

In response to the Staff’s comment, the Company has revised its disclosure on page 70.

We supplementally advise the Staff that in all periods presented, the total amounts accrued for environmental remediation include the specific accruals related to the Pompton Lakes, New Jersey site. Accordingly, the range of potential losses above the amounts accrued similarly include Pompton Lakes. As noted in our discussion on pages 68 and 69, remediation activities vary substantially in duration and cost from site to site. For specific locations, there may also be considerable variability between the amounts accrued at our balance sheet date and the potential liability the Company may face due to the uncertainty with respect to these costs. At September 30, 2014, the Company is performing active remediation at approximately 65 sites. Remediation activities at Pompton Lakes represent a significant cash outlay in the next two years based upon the current status of remediation activities at that site.

Quantitative and Qualitative Disclosures about Market Risk, page 70

31.	Please provide the quantitative information regarding your risk exposures required by Item 305(a) of Regulation S-K.

At this time, with respect to the qualitative risks described in “Derivatives and Other Hedging Instruments,” “Concentrations of Credit Risk” and “Commodities Risk,” there are no quantitative disclosures required with respect to Item 305(a) of Regulation S-K.

Business, page 71

32.	Please provide the segment information called for by Item 101(b) of Regulation S-K, or provide a cross-reference to your financial statements. In this regard, we note that Note 20 to the audited financial statements does not include an indication of segment profits or total assets, as called for by Item 101(b) of Regulation S-K. Please also provide the geographic information called for by Item 101(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Information Statement to provide a cross reference on page 72 to the financial statements Notes 19 and 20 where this information, as applicable, is available.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

33.	Please advise as to why the pending European Union antitrust suit is not discussed under Legal Proceedings on page 99. Please refer to Item 103 of Regulation S-K.

Management does not consider the European Union antitrust matter described on page 87 of the Information Statement to be a material pending legal proceeding based upon facts known at this time.

Chemours Intellectual Property, page 95

34.	Please disclose the duration of your material intellectual property. Please refer to Item 101(c)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 96.

Chemours Production Facilities and Technical Centers, page 96

35.	You state on page 97 that certain of your properties are leased. Please indicate which properties. Please see Item 102 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosures on pages 97 and 98.

Litigation, page 99

Drinking Water Actions, page 99

36.	We note that there has been significant activity with regard to the personal injury claims against DuPont related to exposure to PFOA. With reference to SAB Topic 5Y, please provide a rollforward of the number of claims filed for each period presented, the number of claims dismissed, settled or otherwise resolved for each period and, if applicable, the average settlement amount per claim.

We supplementally and respectfully advise the Staff that there have been no claims dismissed, settled or otherwise resolved at this time. When the Information Statement is further amended to include the year ended December 31, 2014, the Company will provide updated disclosure with respect to the drinking water actions through December 31, 2014. The Company will include a rollforward or sufficient description of activity in all periods presented where there is significant change in the number of claims through dismissal, settlement or otherwise, including the average settlement amount, if appropriate, material and required.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Environmental Proceedings, page 101

Chambers Works Plant, Deepwater, New Jersey, page 101

37.	Please address whether you believe the potential settlement will have a material adverse effect on your financial condition, liquidity or results of operations or indicate, if true, that the amount of the potential settlement cannot be reasonably estimated.

In response to the Staff’s comment, the Company has revised the disclosure on page 102. The Company does not believe the pending settlement, assuming court approval, will have a material adverse effect on our financial condition, liquidity of results of operations.

Management, page 102

38.	Please revise where appropriate to briefly discuss the specific experience, qualifications, attributes or skills of Mr. Vergnano, and the other directors when named, that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation SK.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide this information in a subsequent pre-effective amendment to the Registration Statement for Mr. Vergnano and the other directors when named.

Security Ownership of Directors and Executive Officers, page 120

39.	Please disclose the holdings that your named executive officers, and your directors once named, have in your current parent, DuPont. Please refer to Item 403(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the above-referenced information. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.

Our Relationship with DuPont Following the Distribution, page 122

Separation Agreement, page 122

Transfer of Assets and Assumption of Liabilities, page 122

40.	You indicate in the fourth bullet that “certain other specified environmental liabilities” will be retained by or transferred to you or one of your subsidiaries. Please confirm that these liabilities relate to the Chemours business or explain the nature and materiality of these liabilities and why they are being transferred.

In response to the Staff’s comment, the Company has revised its disclosure on page 123.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Release of Claims and Indemnification, page 124

41.	Where appropriate, please indicate which of the indemnities that you will be providing to DuPont are uncapped, as indicated on page 25 in the risk factors.

In response to the Staff’s comment, the Company has revised its disclosure on page 125.

Cash True-up, page 125

42.	Please indicate the target level of cash that you refer to here.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the above-referenced information. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.

Financial Statements, page F-1

General

43.	As discussed on page 37, we note that Chemours Company, LLC (Chemours) was organized by DuPont on February 18, 2014 for the purpose of transferring to Chemours assets and liabilities, including any entities holding assets and liabilities, associated with certain of DuPont’s Performance Chemicals segment. Please clarify whether Chemours has had any operations to date. If so, please address the need to provide audited financial statements for Chemours in accordance with Article 3 of Regulation S-X.

The Company acknowledges the Staff’s comments and the guidance in the SEC Financial Reporting Manual 13410.3. The Company notes that there were no operations in the periods presented in the combined financial statements for any entity established for the purpose of transferring the Performance Chemicals business’s assets and liabilities to Chemours. Such entities are expected to commence operations in the first quarter of 2015, however, the transfer of assets and liabilities may not be complete by March 31, 2015. As such, in the first quarter of 2015, we plan to present combined financials statements representing the operations of the Performance Chemicals business that will comprise the registrant at the time of

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

effectiveness. The Company believes this presentation is more informative and useful to prospective investors as opposed to presenting separate financial statements of the entities. However, we note that these combined financial statements for 2014 and interim financial statements for 2015 would be inclusive of the operations of the entities organized for Chemours to date.

Combined Statements of Changes in DuPont Company Net Investment, pages F-6

44.	For each period presented, please provide footnote disclosure that presents an analysis of the “net transfers to DuPont” account by providing, on a gross basis, a listing of transactions between Chemours and DuPont, as well as the average balances due to/from DuPont as required by Question 4 of Topic 1:B:1.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is impracticable to present this information. DuPont used a centralized approach to cash management and financing its operations with respect to all transactions between DuPont and Chemours. Accordingly, these transactions were deemed to be settled immediately through DuPont Company Net Investment in Chemours when the related transfers occurred.

Note 2: Basis of Presentation, pages F-8 and F-40

45.	For each period an income statement is required, please disclose management’s estimate of what expenses would have been on a stand-alone basis, to the extent practicable, as required by Question 2 to SAB Topic 1:B:1.

The Company respectfully submits that it is unable to provide additional financial statement disclosures to quantify the amount of expenses that it would have incurred during the historical periods on a standalone basis as it is not practicable to do so. The Company notes that it will be disclosing certain stand-alone expenses of the Company in the notes to the pro forma financial statements for the periods covered therein.

Note 3: Summary of Significant Accounting Policies, page F-9

Basis of Combination, page F-10

46.	Please expand your footnote to clarify how you account for your joint ventures.

In response to the Staff’s comment, the Company respectfully submits that the Company’s joint ventures are not material to its results of operation or financial position. The Company considered the related investments in proportion to total assets, noting it was less than 2% of the total.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Environmental Liabilities and Expenditures, page F-12

47.	You indicate that environmental liabilities and expenditures included in the Combined Financial Statements represent claims for matters that were identified as attributable to Chemours or will be indemnified by Chemours after the separation. Please clarify the nature and amount of the liabilities and expenses that are not identified as attributable to Chemours but will be indemnified by them. If necessary, explain why Chemours is indemnifying DuPont for liabilities not related to Chemours’ operation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that on page F-12 it has described the above-referenced information.

We supplementally advise the Staff that we have disclosed and quantified such liabilities where required. See Note 17 to the Annual Combined Financial Statements.

Foreign Currency Translation, page F-14

48.	To the extent you have subsidiaries where the local currency is the function currency, such that the assets and liabilities denominated in local currencies have been translated into U.S. dollars, please expand your disclosures to explain why there does not appear to be any translation adjustments recorded as a component of accumulated other comprehensive income (loss) for the periods presented.

In response to the Staff’s comment, the Company notes that during the periods covered by these financial statements, Chemours did not have any material foreign entities with a functional currency other than the U.S. dollar.

As Chemours begins the steps for legal and operational separation from DuPont, we are establishing new legal entities and have used the criteria in ASC 830-10-55-5 to determine the functional currency of each entity. After identifying its separate and distinct foreign operations, the Company groups the foreign entities into two classes – (i) extension of the parent (parent functional currency) and (ii) self-contained (local functional currency). If a foreign entity does not align clearly with either class, then the factors in ASC 830-10-55-5 are evaluated and a judgment is made to determine the functional currency.

Commencing in 2015, when the Performance Chemicals operations are legally and operationally separated within DuPont in anticipation of the spin, some of the resulting newly created Chemours foreign entities are anticipated to be self-contained, and will have their local currency as the functional currency.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

In addition, in response to the Staff’s comment, the Company has revised its disclosure on pages 52 and F-14.

Derivatives, page F-15

49.	We have the following comments with regard to DuPont’s derivative activity:

•	Please clarify if DuPont holds derivative instruments specifically for the benefit of Chemours’ operations. If so, please clarify why the assets and/or liabilities related to these derivative instruments do not appear to have been recognized in the Combined Balance Sheets;

•	Please clarify if any derivative instruments will be attributable to Chemours after the separation. If so, confirm that these instruments will be reflected in your pro forma balance sheet; and

•	Expand your disclosure to clarify if these derivative financial instruments are fair value or cash flow hedges. If any of these derivative financial instruments are cash flow hedges, address the appropriate classification of the related gains and losses.

The Company acknowledges the Staff’s comment and advises the Staff that the derivatives held by DuPont are not specifically for the benefit of Chemours’ operations and were therefore excluded from the Combined Balance Sheets.

The Company advises the Staff that there are no derivative instruments of DuPont that will be attributable to Chemours after the separation.

The Company has revised its disclosure on page F-15 to clarify the classification of the derivative instruments impacting Chemours Combined Income Statements.

50.	We note that you recognize your “allocable share of the gains and losses on DuPont’s derivative financial instruments in earnings when the forecasted purchases occur for natural gas hedges and when the forecasted sales occur for foreign currency hedges.” If material, please quantify the gains and/ or losses recognized in your financial statements for the periods presented. Otherwise clarify that these gains and losses are not material.

In response to the Staff’s comment, the Company refers the staff to our response to Comment 49 of the Comment Letter.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

51.	If appropriate, please provide disclosures regarding concentrations of credit risk as required by ASC 825-10-50-20.

The Company acknowledges the Staff’s comment and advises the Staff that the disclosure requirements of ASC 825-10-50-20 are not applicable to Chemours as the Company does not hold any material financial instruments.

Note 8: Income Taxes, page F-19

52.	We note your disclosure on page 55 that the decrease in the effective tax rate in 2014 was primarily due to a one-time tax benefit recognized in 2014 relating to a tax accounting method change. Please describe to us in greater detail the nature of this one-time tax benefit and tell us where it appears in your rate reconciliation.

In response to the Staff’s comment, the Company refers the Staff to our response to Comment 19 of the Comment Letter.

53.	We note that the “lower effective tax rate on international operations – net” line in your rate reconciliation fluctuated over the past three years. Please explain to us your consideration of providing additional disclosures either in the income tax footnote or MD&A regarding the impact of material component(s) of this reconciling item on your income tax. Such disclosures would have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance. The disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably like to change in the future.

The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-20. Please note that the change in mix of income and loss amongst the various jurisdictions is the primary driver of the “Effective tax rate on international operations—net” change year over year.

Note 9: Accounts and Notes Receivable – Trade, Net, page F-23

(b) Baytown Put/Call, page F-23

54.	Please tell us and disclose how the transfer of equipment to the third party landlord was accounted for.

The Company respectfully notes the Staff’s comments and has revised the disclosure on page F-24. Based on the nature of the arrangement with the third party landlord, the Agreement was considered to contain a lease in accordance with ASC 840-10-15-6

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

since it was remote that another party would take more than a minor amount of output from the facility. The lease element was determined to be a capital lease and therefore, revenue and costs were recognized for the “sale” of the facility under sales type lease accounting and the present value of the “lease receivable” was recorded at inception of agreement.

Note 27: Commitments and Contingent Liabilities, page F-27

55.	Please address the need to provide the disclosures required by ASC 440-10-50-4 with regard to your purchase obligations discussed on page 66.

The Company respectfully submits that the purchase commitments included in the Contractual Obligations table on page 67 do not meet the disclosure criteria in ASC 440-10-50-4. Footnote disclosure is required under paragraph 440-10-50-4 only if the purchase commitments meet the all the criteria in paragraph 440-10-50-2. Based on our review of the criteria included in ASC 440-10-50-2, these purchase commitments do not meet all the criteria for disclosure. Specifically, we are not aware of any purchase commitments that were negotiated as part of arranging financing for the facilities that will provide the contracted goods or services or for costs related to those goods or services (criteria “b”).

Note 17: Commitments and Contingent Liabilities, page F-27

(c) Litigation, page F-28

56.	You indicate that management does not anticipate that the resolution of your various proceedings will have a materially adverse effect on Chemours’ combined financial position or liquidity. However, the ultimate liabilities could be significant to results of operations in the period recognized. Please revise your disclosure to indicate whether it is probable, reasonable possible or remote that the potential resolution of your various proceedings will have a material adverse effect on Chemours combined financial position, liquidity and results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-30 through F-32.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

57.	We note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you should disclose (a) the estimated additional loss or range of loss, that its reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5Y and ASC 450-20-50-3 and 504. Please address this comment as it relates to your general litigation disclosure as well as your specific disclosure for asbestos and PFOA.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-30 through F-32.

Note 19: Geographic Information, page F-34

58.	If applicable, please provide the geographic information for revenues and long-lived assets related to individually significant countries as required by ASC 280-10-50-4.

In response to the Staff’s comment, the Company respectfully submits that there is no individual country, other than the United States, that has a significant amount of revenues or long-lived assets. The Company considered the materiality of revenues from external customers and assets within an individual foreign country when noting that separate disclosure is not necessary. Our disclosures group the United States with Canada, presented as North America, consistent with how information is currently shared with our CODM. Accordingly, we have not separately listed net sales and long lived assets for the United States, the country of our domicile in accordance with ASC 280-10-50-4. We believe the information presented is more meaningful to a reader of our financial statements due to the relatively low value of sales and assets in Canada in the periods presented. There were no other countries which were individually significant in consolidated net sales or long lived assets in the periods presented.

Note 20: Segment Information, page F-34

59.	Please disclose total assets and depreciation for each reportable segment as required by ASC 280-10-50-22. Also disclose total expenditures for additions to long-lived assets for each reportable segment as required by ASC 280-10-50-25.

In response to the Staff’s comment on segment total assets the Company respectfully advises the Staff that the current disclosure includes segment net assets for each reportable segment. This is the measure of segment assets that is reviewed by the CODM. Segment total assets are not reviewed by the CODM and, as such, are not disclosed in accordance with ASC 280-10-50-22 and ASC 280-10-50-27. In response to the Staff’s comment on depreciation, the Company respectfully advises the Staff that depreciation for each reportable segment is disclosed in combination with amortization in accordance with the requirements of ASC 280-10-50-22 and consistent with what is reviewed by CODM. In response to the Staff’s comment regarding disclosing total expenditures for additions to long-lived assets for each reportable segment, the Company respectfully submits that the current disclosure “Purchases of plant, property and equipment” includes the specified amounts included in the determination of segment assets reviewed by the chief operating decision maker, as required by ASC 280-10-50-25.

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

60.	If applicable, please provide information about major customers as required by ASC 28010-50-42.

In response to the Staff’s comment, the Company respectfully submits that it considered the materiality of its revenues from transactions with a single external customer and notes that there is no single customer that comprises greater than 10% of net sales.

Note 21: Subsequent Events, page F-36

61.	Please expand your disclosures to indicate whether the date through which subsequent events were evaluated is the date the financial statements were issued or the date the financial statements were available to be issued as required by ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-37 and F-54.

Interim Financial Statements, page F-37

Combined Balance Sheets, page F-38

62.	Please reflect the intended cash dividend to DuPont on a pro forma basis alongside your most recent historical balance sheet as provided by SAB Topic 1:B:3.

The Company acknowledges the Staff’s comment and once the intended cash dividend is determinable, we will include the dividend as requested in a future filing of the Information Statement. The dividend will be included in the pro forma balance sheet that we will present alongside our historical balance sheet as of the latest period presented.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Please note that the Company is filing an acknowledgment simultaneously with this response signed by an officer of the Company. We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3743.

Very truly yours,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	Peter Mester
Corporate Counsel
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

February 12, 2015

VIA HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: The Chemours Company, LLC (the “Company”)

Amendment No. 1 to Form 10-12B

Filed February 12, 2015

File No. 001-36794

Dear Mr. Ingram:

As a supplement to the response letter delivered to the SEC on February 12, 2015, we hereby acknowledge to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

February 12, 2015

Please contact the undersigned at 302-774-1625 should you require further information or have any questions.

Very truly yours,

/s/ Nigel Pond
Nigel Pond

cc:	Lou R. Kling, Skadden, Arps, Slate, Meagher & Flom LLP
Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP